EXHIBIT 99.1

RADVISION Teams with Other Leading Vendors to Offer Hosted UC Reference Architecture

RADVISION SCOPIA Video Gateway for Microsoft Lync Powers Video Interoperability for Microsoft Lync Server 2010 Multitenant Pack for Partner Hosting

Press Release: RADVISION – Tue, Mar 6, 2012 2:00 AM EST

LONDON, TEL AVIV, Israel & FAIR LAWN, N.J.--(BUSINESS WIRE)-- RADVISION® Ltd. (Nasdaq: RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, today announced that its SCOPIA Video Gateway for Microsoft Lync is a key component of Microsoft Corp.’s recently launched Microsoft Lync Server 2010 Multitenant Pack for Partner Hosting. The Lync Server 2010 Multitenant Pack for Partner Hosting is a unified communications (UC) hosting solution for telecom and hosting providers that enables them to offer cloud-based unified communications to their customers. Microsoft is teaming with a select ecosystem of partners to provide a reference architecture for its Microsoft Lync Server 2010 Multitenant Pack for Partner Hosting.

Microsoft Lync Server 2010 Multitenant Pack for Partner Hosting is a special deployment configuration scoped for hosting and telecom services providers. The solution allows service providers to host multitenant Lync instances shared across multiple customer environments and provides telecom and hosting providers with a complete unified communications service solution. It integrates with the core system infrastructure adding multitenant capabilities and other service provider-specific functionality.

The SCOPIA Video Gateway is a Microsoft-qualified video solution that allows Microsoft Lync 2010 and Microsoft Office Communications Server 2007 R2 users to connect to standards-based HD video conferencing systems, telepresence rooms or video infrastructure. The SCOPIA Video Gateway allows users to enjoy exceptional high-quality video, with features such as presence and click-to-call capabilities through the familiar Microsoft Lync and Microsoft Office Communications Server 2007 R2 interfaces.

“Microsoft Lync Server 2010 Multitenant Pack for Partner Hosting offers service providers a flexible and scalable architecture for deploying hosted unified communications on a large scale,” said Warren Barkley, general manager for Lync at Microsoft. “By teaming with leading UC vendors such as RADVISION, we are offering a UC solution that service providers can extend to their customers around the globe while also protecting their investments in other collaboration solutions, including traditional standards-based video conferencing systems.”

“Microsoft is an important partner, and we’re delighted to participate in the Microsoft Lync Server 2010 Multitenant Pack for Partner Hosting offering,” said Roberto Giamagli, general manager for RADVISION’s Video Business Unit. “The SCOPIA Video Gateway for Microsoft Lync extends the benefits of Microsoft UC to traditional video and seamlessly connects the two networks. By incorporating the highly scalable, Microsoft-qualified SCOPIA Video Gateway into their hosted UC solutions, service providers can confidently and effectively offer Lync interoperability with traditional video to tens of thousands of customers.”

With the Microsoft Lync Server 2010 Multitenant Pack for Partner Hosting, service providers can offer their customers integration between their existing communication and productivity tools including video conferencing, creating a highly collaborative team environment with improved organizational flexibility. The Microsoft Lync Server 2010 Multitenant Pack for Partner Hosting feature set adds:

•	Multitenant functionality

•	Video conferencing interoperability with standards-based video and telepresence systems using the Lync-qualified SCOPIA Video Gateway

•	Audio conferencing capabilities

•	Peripherals including hand and headset devices

•	Mobility through third-party applications

•	SMS via third-party applications

“The SCOPIA Video Gateway is a key component of our hosted Lync deployments in North America and EMEA,” Daniel Allen, CEO, SIPCOM, a Microsoft enabler of Hosted Unified Communications to mobile and fixed telecom operators, system integrators and hosters. “By incorporating the gateway into our hosted UC platform, our customers across three continents are able to merge their traditional video systems with their Lync solution, which improves collaboration and offers increased ROI.”

Participating vendors in the Microsoft Lync Server 2010 Multitenant Pack and additional information on the reference architecture can be found here.

RADVISION is offering live demos of the SCOPIA Video Gateway as part of the Microsoft Lync Server 2010 Multitenant Pack this week at UC Expo in booth no. 721 and later this month at Comptel Plus.

About RADVISION

Founded in 1992, RADVISION (Nasdaq: RVSN - News) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, LinkedIn, Twitter, and YouTube.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2012 RADVISION, Ltd.

Contact:
Corporate:
RADVISION
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robin Raulf-Sager, +1-201-689-6303
Director, Communications
robinr@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net